

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2011

<u>Via E-mail</u>
William A. Hartman
Chief Executive Officer
Premier Biomedical, Inc.
10805 Fallen Leaf Lane
Port Richey, FL 34668

> **Re: Premier Biomedical, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2011**
> **File No. 333-174876**

Dear Mr. Hartman:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure that disclosure throughout the prospectus consistently refers to product "candidates" to clearly indicate that the company has no finished or marketable products at this time. Also, please clarify in the summary section of the prospectus, if true, that the company only has product candidates and that no candidates are being tested in clinical trials.

2. Because much of the disclosure in the registration statement also appears on the company's website, please ensure that the information on your website remains consistent with the information in the registration statement as requested revisions and new information that results from the comment process comes to light.

3. We note the "feature story" on your website regarding a man named Bruce who claims to have begun trial usage of the company's Feldetrex technology in August 2010. Please explain how Feldetrex is being used by Bruce, or other persons, and explain the legal implications thereof in view of the fact that no information in the

prospectus or elsewhere indicates that Feldetrex is approved for commercial use or being tested in clinical trials. Also, please provide appropriate risk factor disclosure, where appropriate, explaining the risk to the company of persons using the company's product candidates prior to approval or filing of an IND, if applicable. Please also note that the efficacy and safety of pharmaceutical products is established through a process of clinical testing under FDA oversight and that the subjective and anecdotal information regarding one user's opinion of a product does not constitute a reasonable basis for disseminating information regarding the efficacy or safety of the company's product candidates. You should consider revising this information so that it is consistent with the information in your prospectus.

Prospectus Summary, page 2

The Offering, page 3

4. At the bottom of page 3 you state that the 723,200 shares underlying warrants will be sold by 95 selling shareholders; however, footnote 3 to the registration fee table states that these shares will be sold by 85 selling shareholders. Please reconcile.

Risk Factors, page 4

"We are exposed to the risk of liability claims, for which we may not have adequate insurance." page 8

5. We note your statements that you intend to have proper insurance in place and intend to adopt or have adopted prudent risk management programs to reduce potential liabilities. Please explain how you intend to set up a risk management program and the funds that will be needed to do so. If you believe that you may not be able to put risk management programs in place or obtain insurance in the near future because of a lack of adequate funding or expertise, please revise your disclosure to make this clear.

"We intend to apply to list our common stock for trading on the 'Over-the-Counter Bulletin Board,' which may make it more difficult for investors to resell their shares due to suitability requirements." page 11

6. Please clarify, if true, that you do not expect to engage a market maker and acquire OTCBB listing prior to the commencement of the offering. If you believe this is reasonable, please so state. Also, if you believe it is reasonable that you may not obtain an OTCBB listing until after the completion of the distribution, so state.

"Our principal stockholders have the ability to exert significant control in matters requiring stockholder approval and could delay, deter, or prevent a change in control of our company." page 11

7. Please revise your disclosure to provide the percentage of stock owned by each of Mr. William A. Hartman and Dr. Mitchell S. Felder.

"We have the right to issue additional common stock and preferred stock without consent of stockholders. This would have the effect of diluting investors' ownership and could decrease the value of their investment." page 12

8. Please revise your disclosure to include the number of shares of common stock currently issued and outstanding and to state how many additional shares may be issued by the company without obtaining the approval of shareholders for additional authorized shares.

"Our common stock is governed under The Securities Enforcement and Penny Stock Reform Act of 1990." page 12

9. We note that you have generally discussed The Securities Enforcement and Penny Stock Reform Act of 1990. Please revise your disclosure to clarify what risk is presented to the company as a result of the Act's application and to discuss the effect of penny stock rules on a shareholder attempting to sell your shares.

"The forward looking statements contained in this Prospectus may prove incorrect." page 13

10. We note the following statement on page 13: "In addition to the other risks described elsewhere in this 'Risk Factors' discussion, important factors to consider in evaluating such forward-looking statements include:…(iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the digital display industry…" It appears that your reference to the "digital display industry" was included in error. Please revise.

Description of Securities, page 19

11. We note your disclosure regarding the Series A Convertible Preferred stock on page 19. Please revise your disclosure to include the following additional information:
    - Please clarify whether the holders of preferred stock vote as a group with common shareholders as to any matters, identifying the matters specifically.
    - Please address any rights preferred stock holders have to elect directors.
    - Please disclose any rights preferred stock holders have to receive dividends or liquidation payments.
    - Please disclose any redemption rights, either at the option of the company or the holder, and the amount of any such redemption payment.
    If the holders of preferred stock have no rights as to any of the above describe matters, please provide clarifying disclosure.

Interest of Named Experts and Counsel, page 20

12. Please provide a cross-reference to your description of the transaction through which The Lebrecht Group, APLC received warrants to acquire 2,500,000 shares of the company's common stock, as discussed on page F-13 of the registration statement.

Description of Business, page 21

License Agreements, page 21

13. Please revise your description of the license agreements with Altman Enterprises, LLC and Marv Enterprises, LLC to include the payment terms and obligations of both parties, as discussed on page 52, as well as a description of the duration and termination provisions of each agreement.

Overview, page 21

14. We note the following statement on page 21: "Consequently, our first entry into this market carries significant obstacles before reaching the significant opportunities of a $97 billion industry." Please revise your disclosure to refer to the specific industry by name.

15. We note the following statement on page 21: "In one isolated case study, *Feldetrex*™ was shown to demonstrate decreased symptomology of Multiple Sclerosis." Please provide support for this statement.

Sequential-Dialysis Technique, page 22

16. Please delete the following statement on page 22, as you do not appear to have empirical information to support your claim: "Our development is that the innovative *Sequential-Dialysis Methodology* is done extra-corporeally (outside the body) and thus, the myriad of severe side effects which are normally encountered do not occur."

17. We note the following statement on page 22: "This methodology can be used for the prevention of cancer metastasis, for directly attacking the causation of intractable seizures, for preventing the death of anterior motor neurons in ALS, for preventing the cause of the neuropathological changes in Alzheimer's disease and Traumatic Brain Injury and for eradicating the causations of infectious diseases." Please revise your disclosure to note that the effectiveness of this technique would have to be demonstrable in future clinical studies in order to support this statement.

18. We note the following statement on page 24: "This is accomplished by sequentially dialyzing the patient's blood extra-corporeally." Please explain in plain English how this process is carried out. Also, please state, if true, that there is currently no clinical evidence to support a conclusion that this treatment method is effective for pre-metastatic or metastatic cancers and that you merely hope to demonstrate this in future clinical trials.

19. We note the following statement on page 25: "This would be done by removing the proteins responsible for the pathologic changes in the brain, namely the protein Tau; thus, preventing the cause of the neuropathic changes that cause Alzheimer's disease." Please revise your disclosure to explain how your *Sequential-Dialysis Methodology* will be used to remove proteins from the brain. Also, please describe any studies or tests conducted by the company in which this has been successfully

accomplished. If you have not successfully accomplished the removal of proteins from the brain using your *Sequential-Dialysis Methodology*, please revise this statement to clarify that you hope to demonstrate the effectiveness of this technique in future clinical studies.

20. We note the following statement on page 26: "Our *Sequential-Dialysis Technique* method removes those excitatory neural transmitters that cause the death of those cells." Please revise your disclosure to explain how your *Sequential-Dialysis Technique* removes the excitatory neural transmitters. Also, please describe any studies or tests conducted by the company in which this has been successfully accomplished. If you have not successfully accomplished the removal of transmitters using your *Sequential-Dialysis Methodology*, please revise this statement to clarify that you hope to demonstrate the effectiveness of this technique in future clinical studies.

21. We note the following statement on page 27: "If proven successful, this technique would dialyze the toxin producing bacteria out of the blood by using antibodies; thus saving countless lives while also providing significant cost savings to hospitals around the country." Please revise your disclosure to explain how your *Sequential-Dialysis Technique* would dialyze the toxin producing bacteria out of the blood using antibodies. Also, please describe any studies or tests conducted by the company in which this has been successfully accomplished. If you have not successfully dialyzed toxin producing bacteria out of the blood using antibodies with your *Sequential-Dialysis Methodology*, please revise this statement to clarify that you hope to demonstrate the effectiveness of this technique in future clinical studies.

Fedetrex^{TM}, page 28

22. We note the following statement on page 28: "Although a combination of generic medications, patent attorneys confirm that we have proprietary rights to our *Feldetrex*™ drug." Please revise the disclosure to name your patent counsel, provide the basis of your patent counsel's belief that you have the proprietary rights to Feldetrex and indicate counsel's consent to use of their name and the related disclosure. Otherwise, please delete this statement.

23. Please delete the following statements, as it does not appear that you have conducted clinical research that provides an empirical foundation for these claims:
    - "Our proprietary *Feldetrex*™ drug is a proprietary combination of generic medications which is believed to reduce the symptomatology of Multiple Sclerosis, Fibromyalgia, and Traumatic Brain Injury." page 28
    - "The dosages, combinations, and ingredients of *Feldetrex*™ allow it to be efficacious yet have lower side effects." page 28
    - "There is extensive pathologic and pharmacologic literature which confirms this assumption and supports the *Feldetrex*™ combination of medications for those diseases." page 28
    - "The benefit of our proprietary *Feldetrex*™ drug is that the drug *Feldetrex*™ decreases patient symptoms but has few side effects." page 29

- "Significantly, the side effects of *Feldetrex*™ are fewer than the side effects of the commonly used 'ABC' drugs." page 29
- "Patients who take *Feldetrex*™ can expect reduced fatigue, reduced gait difficulty, and a better feeling of wellbeing." page 29
- "The benefit of our proprietary *Feldetrex*™ drug is that *Feldetrex*™ can be used to alleviate the symptoms of patients with Fibromyalgia while generating very few side effects." page 30
- "*Feldetrex*™ will reduce the need for narcotics and antidepressants in patients—treatments that can trigger harmful side effects such as addiction, heart problems, nausea, and vomiting." page 30
- "Patients who take *Feldetrex*™ are expected to feel less pain, generally feel better, and have less fatigue." page 30
- "Consequently, we believe that *Feldetrex*™ is able to reduce the symptomatology of Traumatic Brain Injury with a minimum of side effects." page 31

24. We note the following statement on page 28: "*Feldetrex*™ does not compete with FDA approved medications for Multiple Sclerosis, Fibromyalgia, or Traumatic Brain Injury but, rather, is an add-on drug to decrease symptomatology in those conditions." It appears that there are many FDA approved medications on the market to treat the symptoms of each of the listed illness; therefore, it is likely that your product candidates would, in fact, compete with other marketed drugs. Please revise your disclosure to more accurately portray your competition in these markets.

25. We note the following statement on page 31: "Our proprietary *Feldetrex*™ drug has a mechanism of action via a manipulation of central nervous system neurotransmitters, which involves the cerebral cortex, limbic system, and spinothalamic tracts." Please explain in plain English how the mechanism contained in *Feldetrex*™ accomplishes the manipulation of CNS neurotransmitters. Also, please describe any studies or tests conducted by the company in which this has been successfully accomplished. If you have not successfully demonstrated that *Feldetrex*™ has such a mechanism, please revise this statement to clarify that you hope to demonstrate the effectiveness of this technique in future clinical studies.

Central Nervous System Disorders, page 32

26. Please delete the following statements, as it does not appear that you have conducted clinical research that provides an empirical foundation for these claims:
- "*Feldetrex*™ is a proprietary combination of generic medications that may decrease the symptomatology of fatigue, gait difficulty, depression, and incontinence in patients with Multiple Sclerosis." page 32
- "We believe that *Feldetrex*™ has its favorable mechanism of action through a manipulation of brain neurotransmitters, which we believe occurs in a nontoxic manner due to the relatively low doses of the composite compounds." page 32

27. We note the following statement on page 32: "We have received a verbal commitment from a leading physician on staff at the University of Pittsburgh Medical Center-Pittsburgh (UPMC-Pittsburgh) to conduct an evaluation of *Feldetrex*™ sometime in 2011." Please revise your disclosure to identify the physician by name and to explain the evaluation method to be used by the physician. Also, as it is already July of 2011, please provide an update on the progress of this evaluation.

28. Please delete your statement on page 32 that you anticipate that your clinical trials for *Feldetrex*™ will be successful, as it appears that you have no basis on which to predict success for a complex process with unknown variables until you begin to generate clinical data.

Infectious Diseases, page 32

29. We note your statements that you plan to conduct proof of concept experimentations within the 2011 calendar year. As it is already July of 2011, please provide an update on the progress of these experimentations.

30. We note your statement that actual clinical trials with patients "may continue for up to one year." As it is common knowledge that clinical trials are often lengthy and can last many years before approval, please revise this statement to more accurately portray the clinical trial process.

Oncology, page 33

31. We note your statement that you plan to undertake additional studies at "a university/hospital during 2011 and 2012." Please clarify that you have no agreements with any universities or hospitals at this time, other than the verbal commitments discussed on page 32.

32. Please revise your disclosure to indicate where you plan to obtain the $300,000 to $500,000 required to conduct studies on your cancer-fighting technology, as mentioned at the bottom of page 33.

Patents and Intellectual Property Rights, page 34

33. Please revise your disclosure to indicate in what jurisdictions Marv Enterprises, LLC and Altman Enterprises, LLC have filed provisional patent applications.

34. We note your statement that you anticipate that "other technologies that derive from these patents will also belong to us and are covered by the license agreements." Please summarize the terms of the license agreements which form the basis for this belief.

35. Please revise your disclosure to provide the expected expiration year of each of your patents, once granted.

Regulation, page 35

36. Please provide a summary of the pre-clinical and clinical trial process which your product candidates will be subject to once developed, as regulated by the FDA.

Employees, page 35

37. Please revise your disclosure to explain how you expect to accomplish your goals without any employees.

Description of Property, page 36

38. We note your statement that the company's operations are being conducted out of the residence of the company's president. Please revise your disclosure to state the amount, if any, that the company has paid to Mr. Hartman since inception for the use of his personal office or for reimbursement of personal office expenses incurred by him to conduct the company's business. Please also describe any lease agreement, whether written or oral, that is in place between the company and Mr. Hartman or state that there is no such agreement. If there is an agreement in place, please file a copy as an exhibit to the registration statement.

Management's Discussion and Analysis or Plan of Operation, page 38

Summary Overview, page 38

39. We note your statement under the subheading "Going Concern" on page 38 that you anticipate that you will begin generating revenues in 2013 and that your revenues will increase and exceed your expenses in less than 36 months. Because it does not appear that you have any reasonable basis for making this assumption, please delete this statement.

Sources and Use of Cash, page 40

40. We note that your net cash used in operating activities for the three month period ending March 31, 2011 increased by $4,500 for "prepaid expenses." Please revise your disclosure to explain what the prepaid expenses were and to whom the $4,500 was paid.

Management's Discussion and Analysis or Plan of Operations
Critical Accounting Estimates, page 42

41. You state on page 33 that your goal is to discover, develop and bring to market innovative products and treatments that address major unmet medical needs. You expect this goal to be supported by substantial research and development investments. We believe that including disclosures about estimated future expenses related to your major research and development projects in the MD&A would be useful for investors.

Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm. To the extent that information requested above is not estimable, disclose that fact and the reason why it is not estimable.

42. You disclose on page five that you acquired your current technologies pursuant to the terms of two license agreements. As consideration for the two licenses, you agreed to (i) pay a royalty of five percent (5%) of any sales of products using the technology, with no minimum royalty, and (ii) reimburse the licensor for any costs already incurred in pursuing its proprietary rights in the licensed technology and pay any costs incurred for maintaining or obtaining the licensors' proprietary rights in the licensed technology in the U.S. and in extending the intellectual property to other countries around the world. Please disclose your accounting policy for the amounts reimbursable to the licensor for costs already incurred and disclose the amounts.

Directors, Executive Officers, Promoters, and Control Persons, page 47

43. Please revise the biographical information for William A. Hartman to indicate his principal occupation and employer from March 2008 until June 2010.

44. Please revise the biographical information for Dr. Mitchell S. Felder to indicate what years he served as President and Chairman of Infectech/Nanologix and what year he founded that company. Please be sure that Dr. Felder's business experience during the last five years, including his principal occupation and employment, has been described pursuant to Item 401(e) of Regulation S-K.

45. Please revise the biographical information for Heidi H. Carl to indicate her principal occupation and employer from May 2009 until June 2010.

46. Please revise the biographical information for Justin Felder to provide a brief description of the patent and patent applications mentioned in order to clarify their relevance to the company.

Security Ownership of Certain Beneficial Owners and Management, page 50

47. Please note that the information provided in the beneficial ownership table should be provided for each person who beneficially owns more than five percent of each class of the company's voting securities, not ten percent as indicated on page 50. Please revise.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 53

48. Please revise your disclosure to provide a brief description of Sections 78.037 and 78.751 of the General Corporation Law of the State of Nevada, as referenced on page

53, as well as Article V of the company's bylaws. Please make similar revisions to your disclosure on page II-1 as well.

Financial Statements

49. You disclose under Recent Sales of Unregistered Securities that you issued 2,500,000 warrants at $.00001 to the Lebrecht Group, your legal counsel, in exchange for services in connection with your private placement offering on June 21, 2011. Please disclose the assumptions used to value these warrants and the amount of expenses recognized for legal services associated with these warrants in 2010 and 2011. Please also disclose your accounting policy for equity instruments issued to non-employees.

Notes to Financial Statements
Note 3 - Related Party, page F-9

50. Please disclose the amount of the proceeds allocated to the founder's shares issued, the warrants to purchase shares of series A convertible preferred stock and the warrants to purchase shares of common stock. Please cite for us the authoritative literature you relied upon to support your accounting for the issuance of common stock and the warrants.

Note 5 – Stockholders' Equity, page F-10

51. Please disclose the following information for each common stock and warrant issuances at each grant date:

- The number of common shares issued or warrants granted, the fair value of the common shares or warrants, the exercise price of the warrants and the intrinsic value, if any;
- Whether or not the valuation used to determine the fair value of the common shares and warrants was contemporaneous or retrospective;
- Whether the valuation specialist was a related party,
- A discussion of each significant factor contributing to the difference between the fair value of common shares and warrants issued as each grant date and the estimated IPO price; and
- Describe the reasons for the significant increase in the value of your common shares from $.00001 on June 21, 2010 to $.25 on June 3, 2011 through the expected pricing of the IPO, including the events or circumstances that led to the significant increase in the value of your common stock.

Note 6 – Series A Convertible Preferred Stock Warrants, page F-11

52. Please disclose whether the convertible preferred stock warrants had a beneficial conversion feature. In this regard, please tell us how you determined the implied conversion price and how it compared to the fair value of your common stock. Please reference for us the authoritative literature you relied upon to support your accounting for the issuance of the warrants convertible to preferred stock.

53. Please disclose all of the assumptions used to estimate the fair value of your preferred stock warrants, including expected price volatility, dividends, etc. Please also confirm that the assumptions used in the Black-Scholes model result in the fair value of the preferred stock warrants of $.001 at December 31, 2010 and that the fair value of the preferred stock warrants is identical to the weighted average exercise price disclosed on page F-12.

Note 7 – Common Stock Warrants, page F-13

54. Please disclose all of the assumptions used to estimate the fair value of your common stock warrants, including the expected price volatility, dividends, etc. Please also confirm that the assumptions used in the Black-Scholes model result in the fair value of the common stock warrants of $.00001 at December 31, 2010 disclosed on page F-12 and that the fair value of the common stock warrants is identical to the weighted average exercise price disclosed on page F-14.

Recent Sales of Unregistered Securities, page II-1

55. We note the first sentence under "Common Stock" on page II-1 which indicates that you sold 228,000 shares of common stock to 18 investors on June 3, 2011; however, page F-16 states that these shares were sold on both April 19, 2011 and June 3, 2011. Please reconcile.

56. We note your statement on page II-2 that you issued 500,000 shares of common stock to Scott Barnes on December 23, 2010; however, page F-10 states that these shares were issued on January 20, 2011. Please reconcile.

Signatures, page II-7

57. We note that your chief executive officer has signed the filing on behalf of the registrant and in his own capacities, but that the filing has not been signed by your chief financial officer and controller or principal accounting officer in those capacities. Please amend your filing to include the signature of your CFO and controller or principal accounting officer. If William A. Hartman, the chief executive officer, is also your CFO and controller or principal accounting officer, please indicate beneath his signature that he is signing the filing in each of these capacities in addition to the capacities listed. See Instruction 1 to the Signatures section of Form S-1 for further information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Brian A. Lebrecht, Esq. (The Lebrecht Group, APLC)